October 5, 2006

Ms. Megan Akst
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Comment Letter - Sigma Designs, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed on September 21, 2006
File No. 0-15116

Dear Ms. Akst:

We are in receipt of your letter dated September 28, 2006 regarding your review of the above-captioned filing.

Following is a summary of the key events pertaining to our stock option review:

•
On June 19, 2006, the Company’s Audit Committee determined to conduct a review of the Company’s historical stock option granting practices since January 1, 1997 and authorized Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), the Company’s outside legal counsel, to initiate such review, to be assisted by independent financial advisors. On or about June 19, 2006, Pillsbury engaged KPMG LLP to assist as forensic accountants in the review.

•
The Company supplementally informs the Staff that KPMG collected approximately 23 gigabytes of electronic data and reviewed approximately 42,000 discrete emails and electronic copy documents and 10,000 pages of hard copy documents. On September 5, 2006, the Audit Committee approved the retention of the advisory firm Financial Intelligence to assist the Company and Audit Committee in determining the impact of the information derived from the review of the Company’s financial statements.

•
The Company publicly disclosed on July 26, 2006 that it had been informed by the Securities and Exchange Commission that it was conducting an informal inquiry into the Company’s practices in granting stock options and that the Company was cooperating with this inquiry.

•
On September 21, 2006, the Company announced that the Company, with the concurrence of the Audit Committee, had preliminarily determined that the actual measurement dates for financial accounting purposes of certain stock options previously granted may differ from the recorded dates of such grants, and that the Company is in the process of determining the specific impact on the Company’s prior financial statements. The Company further announced that its prior financial statements and the related reports of the Company’s current and prior independent registered public accounting firms and all related earnings press releases and communications including specifically those relating to the Company’s fiscal years 2004 through 2006 and the interim periods, should not be relied upon. The Company also indicated that management and the Audit Committee had discussed these matters with the Company’s current and prior independent registered public accounting firms.

Ms. Megan Akst
Securities and Exchange Commission
October 5, 2006

•
The Company also publicly disclosed on September 21, 2006, that is had received a notice from the Nasdaq Stock Market stating that the Company is not in compliance with Nasdaq’s Marketplace Rule 4310(c)(14), because the Company had not timely filed its Report on Form 10-Q for the fiscal quarter ended July 29, 2006. The Company also publicly disclosed that it intends to request a hearing before a Nasdaq Listing Qualifications Panel for continued listing on the Nasdaq Stock Market. The Company supplementally informs the Staff that the hearing before a Nasdaq Listing Qualifications Panel will be held on October 26, 2006.

As noted in the Company’s September 21, 2006 press release and Form 8-K filing, at this time, the Company is not yet able to determine the extent and timing of any adjustments that may be required to its financial statements. The Company does not anticipate being in a position to file the financial statements until the Audit Committee has completed its analysis and the Company has completed its preparation of the financial statements and related disclosures. The Company intends to file its Form 10-Q for the fiscal quarter ended July 29, 2006 as soon thereafter as practicable.

We note that, pursuant to paragraph 8 of Statement of Financial Accounting Standards No. 5 (“SFAS 5”), an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (1) Information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements….and (2) The amount of the loss can be reasonably estimated. We further note that, pursuant to paragraph 10 of SFAS 5, if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met,….disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. Finally, we note that paragraph 3 of SFAS 5 defines “reasonably possible” as the chance of the future event or events occurring is more than remote but less than likely.

The Company has considered SFAS 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss (“FIN 14”), and fully expects to include all accruals and/or disclosures required by those provisions when it files its Report on Form 10-Q for the fiscal quarter ended July 29, 2006. The Company does not believe it would be possible or appropriate at this time to disclose additional information about possible loss contingencies.

Similarly, the Company has not yet reached any conclusions about the option issues’ potential impact on the qualification of the Company’s stock option plan. Therefore, the Company believes any disclosure on that topic would be premature.

To date, the Company has not been contacted by the Internal Revenue Service. After the Company determines actual measurement dates for the stock option grants being reviewed (which has not yet occurred), the Company will analyze any tax implications of the changes to measurement dates. The Company does not believe additional disclosure regarding either the Securities and Exchange Commission inquiry or an Internal Revenue Service inquiry is appropriate at the present time.

Ms. Megan Akst
Securities and Exchange Commission
October 5, 2006

The Company supplementally informs the Staff that a shareholder derivative action had been filed in federal court against certain current and former officers and directors purportedly on behalf of the Company. The Company disclosed this case in its Form 8-K filed on July 26, 2006. To our knowledge, two other claims have been filed against the Company or its current or former officers or directors by affected option holders or stockholders. One matter, a shareholder derivative action filed in California state court against certain current and former officers and directors, has not yet been served on the Company. The Company has recently become aware of another derivative action filed in federal court, but has not been served or had access to the complaint. It is difficult to assess the significance of any of such derivative actions at this time.

Please be assured that the Company takes its disclosure obligations very seriously and is consulting with its legal and financial advisors about such obligations. The Company intends to disclose information about the status of the stock option review and related consequences thereof as is required and appropriate under the circumstances.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in each filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding any of the matters discussed in this letter, please feel free to contact me at (408) 262-9003 or our counsel, Greg L. Pickrell, Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4500.

Very truly yours,

/s/ Thinh Tran

Thinh Tran